Exhibit 99.1
News Release
TSX:RMX | NYSE.MKT:RBY
November 12, 2015

Rubicon Minerals Announces Filing of its Third Quarter 2015 Financial Statements

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) today announced that it has filed its third quarter financial statements for the period ended September 30, 2015.  The Company confirms that copies of Rubicon’s interim financial statements and management discussion and analysis for the third quarter ended September 30, 2015 can be obtained at www.rubiconminerals.com or www.sedar.com or http://www.sec.gov/edgar.shtml.

Change in Accounting Policy on Exploration and Evaluation Expenditures

In conjunction with the increased geological complexity of the F2 Gold Deposit, as determined in the trial stoping period (see Rubicon new release dated November 3, 2015), during the period ended September  30, 2015 the Company  adopted  a  voluntary  change  in  accounting  policy on  exploration and evaluation (“E&E”) expenditures. The Company’s new policy on accounting for E&E expenditures is to expense these costs until such time as the technical feasibility and commercial viability has been established that supports the future development of the Phoenix Gold Project, and such development receives appropriate board approvals. The change in accounting policy has been applied retrospectively to all of the Company’s exploration activities for all properties.  See “Changes in Accounting Policies” in the management discussion and analysis for the third quarter ended September 30, 2015.  The change in accounting policy does not impact the importance, scope or nature of the Company’s ongoing E&E activities.

About Rubicon Minerals Corporation
Rubicon is a development stage company focused on bringing its 100%-owned Phoenix Gold Project, located in the prolific Red Lake gold district in northwestern Ontario, Canada, into potential commercial production. Additionally, Rubicon controls over 100 square miles of prime exploration ground in Red Lake and approximately 350 square miles of mineral property interests in the emerging Long Canyon gold district that straddles the Nevada-Utah border in the United States. Rubicon's shares are listed on the NYSE.MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Michael Winship”
Interim President and Chief Executive Officer

PR15-18 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804  | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release